UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549

                                     FORM 11-K

               (x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                     For the fiscal year end December 31, 1999

                                         OR

               { } TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                      For the transition period from      to

                           Commission file number 0-6890

       Mechanical Technology Incorporated MTI Savings and Retirement Plan
                                   (Title of Plan)

                         Mechanical Technology Incorporated
                              (Issuer of Securities)
                              30 South Pearl Street
                              Albany, New York 12207
                      (Address of Principal Executive Office)

Item 4:
                                                           Page
Financial Statements
____________________

Mechanical Technology Incorporated MTI Savings and
Retirement Plan

        Report of Independent Accountants                  4


	Statements of net assets available for benefits
           at December 31, 1999 and 1998                   5

	Statements of changes in net assets available
           for benefits for the years ended
           December 31, 1999 and 1998                      6


        Notes to financial statements                      7-16

	Supplemental schedule of assets held for
           investment purposes at end of year              17



Exhibits
________

        Consent of Independent Accountants                 18

                            REQUIRED INFORMATION


Mechanical Technology Incorporated MTI Savings and Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1999 and 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Item 4 and incorporated herein by this reference.


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Mechanical Technology Incorporated
                                  MTI Savings and Retirement Plan


DATE:  June 27, 2000              BY: s/Cynthia A. Scheuer
     ________________                ________________________________
                                     Cynthia A. Scheuer
                                     Employer, as Plan Sponsor and
                                     Plan Representative

                       Report of Independent Accountants

To the Participants and Administrator of Mechanical Technology Incorporated MTI Savings and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Mechanical Technology Incorporated MTI Savings and Retirement (the "Plan") at December 31, 1999 and 1998 and, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                              PricewaterhouseCoopers L.L.P.
Albany, New York
June 23, 2000

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1999 and December 31, 1998

                                                     DECEMBER 31,
                                             1999                   1998
ASSETS                                       ____                   ____

  Investments in MTI stock
    fund, at fair value              $       98,979           $        327

  Investments in registered
    investment companies, at
    fair value                           14,343,170             15,940,420

  Participant notes receivable               22,165                 92,352
                                      _____________            ___________
              Total investments          14,464,314             16,033,099

  Contributions
    receivable - employer                     2,392                  5,191
  Contributions
    receivable - participants                 6,056                 11,997
                                      _____________            ___________
              Total assets               14,472,762             16,050,287
                                      _____________            ___________
NET ASSETS AVAILABLE FOR BENEFITS    $   14,472,762           $ 16,050,287
                                      =============            ===========


The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORTED
MTI SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 1999 and December 31, 1998


                                                     DECEMBER 31,
                                             1999                   1998
                                             ____                   ____
Additions to net assets attributed to:
  Investment income:
    Interest                         $      766,345           $    809,753
    Net (depreciation) appreciation
    in fair value of MTI stock fund         (21,924)                    13
    Net appreciation in fair value of
    registered investment companies       2,193,983              1,969,978
                                      _____________            ___________
                                          2,938,404              2,779,744
    Less investment expenses                      -                 22,914
                                      _____________            ___________

    Net investment income                 2,938,404              2,756,830
                                      _____________            ___________
  Contributions:
    Employer                                143,230                201,996
    Participant                             345,008                391,950
    Rollovers                                41,261                      -
                                      _____________            ___________
                                            529,499                593,946
                                      _____________            ___________
    Total additions                       3,467,903              3,350,776
                                      _____________            ___________

Deductions from net assets attributed to:
    Benefits paid to participants         5,014,302              4,804,745
    Employee forfeitures                     31,126                 13,968
                                      _____________            ___________
    Total deductions                      5,045,428              4,818,713
                                      _____________            ___________

Net decrease                             (1,577,525)            (1,467,937)
                                      _____________            ___________
Net assets available for benefits:
    Beginning of year                    16,050,287             17,518,224
                                      _____________            ___________
    End of year                      $   14,472,762           $ 16,050,287
                                      =============            ===========

The accompanying notes are an integral part of the financial statements.

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS


1.	DESCRIPTION OF PLAN

The following brief description of the Mechanical Technology Incorporated MTI Savings and Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement for more complete information.


A. General

The Plan is a defined contribution plan covering substantially all employees of Mechanical Technology Incorporated (Plan Sponsor). Effective July 1, 1998, employees are eligible to participate in the Plan after completing 6 months of service and attaining the age of 21. Prior to July 1, 1998, employees were eligible to participate upon the first day of the month following completion of at least one thousand hours of service during any consecutive twelve-month period commencing with the employee's date of hire and the attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

B. Contributions

Participant contributions:

The Plan permits pre-tax (basic) participant contributions through compensation deferrals not to exceed the greater of 15% of compensation or the maximum permitted by the Internal Revenue Code. Such contributions are excluded from the participant's taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. Participants may also elect to make after-tax (voluntary) contributions to the Plan not exceeding 9% of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Plan Sponsor contributions:

The Plan Sponsor matches, on a discretionary basis, participant basic contributions. Matching contributions have, in the past, been as much as 4% of credited compensation, as defined in the Plan agreement.

The Plan Sponsor may also make additional discretionary profit sharing contributions for the benefit of plan participants employed on the last day of the Plan's fiscal year. Profit sharing contributions, if any, are allocated to plan participants based on the ratio of participant compensation to the total compensation of all eligible plan participants.

C. Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Plan Sponsor's contribution and, (b) Plan earnings, and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS & RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued


D. Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. As of July 1, 1998, a participant is fully vested in the Plan
Sponsor matching and discretionary contribution portion of their accounts plus actual earnings thereon upon the earliest of completing five years of credited service, previously seven years; the event of death, disability or retirement; MTI terminates or freezes the Plan.

E. Investment Options

Participants may direct the investment of contributions in multiples of 5% in any of the investment options identified below, as selected by the Plan's trustees. Changes to the investment fund designations may be made daily through the Plan's third party record-keeper. The fund's investment strategies are subject to change and future performance cannot be guaranteed.

                                                     Number of Participants
Investment Options Available as of July 1998         as of December 31, 1999
____________________________________________         _______________________
  MTI Stock Fund                                               7
  MFS/F&C International Growth Fund                            8
  MFS Global Growth Fund                                      48
  MFS Emerging Growth Fund                                    69
  MFS Total Return Fund                                       66
  MFS Bond Fund                                               53
  MFS Fixed Fund                                             129
  Massachusetts Investors Growth Stock Fund                   86
  Massachusetts Investors Trust Fund                          45

MTI Stock Fund

The fund is a unitized fund which invests in Mechanical Technology Incorporated common stock and maintains a portion of the fund in money market investments.

MFS/F&C International Growth Fund

The fund's foreign growth securities may include securities of more-established companies which represent opportunities for long-term growth. The fund invests at least 65% of its total assets in foreign (including emerging market) securities. The fund may also invest in derivative securities.

MFS Global Growth Fund

The fund invests primarily in securities in three market sectors: U.S. emerging growth companies, foreign growth companies, and emerging market securities. The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related equity securities. The fund may also invest in derivative securities.

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS & RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued


MFS Emerging Growth Fund

The fund invests primarily in emerging growth companies that display the potential to become major enterprises or are major enterprises whose rates of earnings growth are expected to accelerate. The fund may invest, under normal market conditions, at least 65% of its total assets in common stocks or related securities. The fund may also invest in foreign securities (including emerging market securities) and may have exposure to foreign currencies. The fund may also invest in debt and derivative securities.

MFS Total Return Fund

The fund is a "balanced" fund and invests in a combination of equity and fixed income securities. Under normal market conditions, the fund invests at least 25% of its net assets in non-convertible fixed-income securities, and at least 40% but no more than 75% of net assets in common stocks and related securities. The fund may also invest in derivative securities.

MFS Bond Fund

The fund invests, under normal market conditions, at least 65% of its total assets in fixed income securities including, corporate bonds (domestic and foreign (including emerging market)), U.S. government securities and mortgage-backed and asset-backed securities. The fund may also invest in derivative securities.

MFS Fixed Fund

The fund strives to maintain a stable $1 unit value by investing primarily in stable-value investment contracts issued by major insurance companies, and major banks.

Massachusetts Investors Growth Stock Fund

The fund emphasis is placed on companies that the fund advisor believes offers better than average prospects for long-term growth. The fund may invest in foreign securities through which it may have exposure to foreign currencies. The fund invests its assets in common stocks and securities convertible into common stocks of companies. The fund may also invest in derivative securities.

Massachusetts Investors Trust Fund

The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities. The fund generally focuses on companies with larger capitalizations that its fund advisor believes have sustainable growth prospects and attractive valuations based on current and expected earnings or cash flow. The fund will also seek to provide income equal to approximately 90% of the dividend yield on the Standard & Poor's 500 Index. The fund may invest in foreign securities through which it may have exposure to foreign currencies. The fund may also invest in derivative securities.

Investment Options Available Through June 1998
______________________________________________

Fidelity Asset Manager

The fund was diversified among domestic and foreign stocks, bonds, and short-term and money market instruments, seeking a high total return with reduced risk over the long term.

Fidelity Magellan

The fund invested in securities convertible into common stock of domestic, foreign, and multinational issuers of all sizes to increase the value of the fund's shares over the long term.

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS & RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued


MassMutual Government Reserve

The fund invested primarily in cash, United States Treasury or Agency securities, and other investments that are issued or guaranteed by the United States Government, its agencies and instrumentalities.

MassMutual Destiny Conservative

The fund invested primarily in common stocks, publicly traded bonds and short-term interest bearing investments with a primary focus on income and capital preservation.

MassMutual Destiny Moderate

The fund invested primarily in common stocks, publicly traded bonds and short-term interest bearing investments with a primary focus on achieving growth through a balance of income and capital appreciation.

MassMutual Destiny Aggressive

The fund invested primarily in common stocks, publicly traded bonds and short-term interest bearing investments with a primary focus on capital appreciation.

MassMutual Destiny Equity

The fund invested primarily in foreign and domestic common stocks, including small capitalization common stocks.

MassMutual International Equity

The fund invested primarily in common stocks of companies domiciled in foreign countries with no more than 25% of its assets invested in common stock of the United States and Canada.

Guaranteed Investment Contracts

Investments in a Government Separate Account that had its underlying investments in a portfolio of Government Securities. It was a separate pool of investments independent from the general assets of Mass Mutual.

Investments in guaranteed investment contracts issued by insurance companies.

Fidelity Equity Income II

The fund had the flexibility to invest the balance in all types of domestic and foreign securities, including bonds. The fund also considered the potential for capital appreciation.

Fidelity Blue Chip

The fund invested primarily in a diversified portfolio of common stocks of well-known and established companies.

Fidelity Contrafund

The fund invested mainly in equity securities of companies where value is not fully recognized by the public. The issuing company may be unpopular but have promising improvements on the horizon such as new products or a change in management. The fund could also invest in any type of security that might produce capital appreciation.

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS & RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued


F. Participant notes receivable

Plan participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant notes fund. Loan terms range from 1 to 5 years. The loans are collateralized by the balance in the participant's account and bear interest at the Prime interest rate plus 2 percent on the date the loan is made. Interest rates range from 8 to 10.5 percent. Principal and interest is paid ratably through monthly payroll deductions.

G. Payment of benefits

Normal retirement age is 65. The Plan permits early retirement at age 55 with five years of service. Upon retirement, disability or death, a participant or beneficiary may elect to receive his or her vested individual account balance of more than $5,000 in the form of an annuity, a lump-sum payment or monthly installments over the recipient's life expectancy, not exceeding ten years.
A participant or beneficiary with a vested individual account balance under $5,000 will receive a lump-sum payment.

A terminated participant is entitled to a lump-sum payment of the vested interest in his or her account. A terminated participant with five or less years of service forfeits the right to receive a portion of the accumulated benefit attributable to Plan Sponsor contributions.

H. Forfeited Accounts

At December 31, 1999, forfeited non-vested accounts totaling $103,222 were available to the Plan Sponsor and were excluded from plan assets. These amounts will be used to first pay Plan administrative expenses, then to reduce future employer contributions. Plan administrative expenses paid from the forfeiture account in 1999 totaled $11,644.

I. Plan Administrative Costs

The Company pays both the annual trustee fees and annual audit fees of the Plan.

2.      SIGNIFICANT ACCOUNTING POLICIES

A. Basis of preparation

The financial statements of the Plan are prepared on the accrual basis of accounting.

B. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C. Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS & RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued


D. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares, or units held by the Plan at year-end. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Interest income is recorded on the accrual basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses (computed on average cost) and the unrealized appreciation (depreciation) on those investments.

E. Payments of Benefits

Benefits are recorded when paid.

3.      RECLASSIFICATION

Certain calendar year 1998 amounts have been reclassified to conform with the calendar year 1999 presentation.

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS & RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued


4.      INVESTMENTS

The Plan's investments are held by an investment company. The following table presents the fair values of investments, which includes investments that represent 5 percent or more of total plan assets.


                                             DECEMBER 31, 1999

                        Number   Net Asset Value
                      of Shares     Per Share        Cost       Fair Value
                      _________  _______________   _________   ______________
Investments at Fair
Value as Determined
by Quoted Market
Prices

MTI Stock Fund             8,987      $11.01     $    98,965  $        98,979
                                                  ==========   ==============

Registered investment
companies:

MFS/F&C International
Growth Fund                  894      $20.59     $    21,119  $        18,410
MFS Global Growth
Fund                      12,866       29.76         396,244          382,889
MFS Emerging Growth
Fund                      61,324       66.59       3,155,094        4,083,557
MFS Total Return
Fund                      37,566       13.88       2,513,874          521,414
MFS Bond Fund             12,955       12.18         163,807          157,790
MFS Fixed Fund         5,461,800        1.00       5,461,800        5,461,800

Massachusetts Investors
Growth Stock Fund        145,024       20.33       2,513,874        2,948,330

Massachusetts Investors
Trust Fund                36,705       20.95         739,726          768,980
                                                  __________   ______________
                                                 $14,965,538  $    14,343,170
                                                  ==========   ==============
Investments at Estimated
Fair Value

Participant notes
receivable                                       $    22,165  $        22,165
                                                  ==========   ==============

        Total                                    $15,086,668  $    14,464,314
                                                  ==========   ==============

                                                          Year Ended
Net (depreciation) appreciation in fair               December 31, 1999
value of investments:                                 _________________
Investments at fair value as determined
by quoted market prices:
        MTI stock fund                                $         (21,924)
        Registered investment companies                       2,193,983
                                                       ________________
                                                      $       2,172,059
                                                       ================

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS & RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued

                                             DECEMBER 31, 1998

                        Number   Net Asset Value   Cost/Contract
                      of Shares     Per Share          Value       Fair Value
                      _________  _______________   _____________  ____________
Investments at Fair
Value as Determined
by Quoted Market
Prices

MTI Stock Fund                 29     $11.28       $         314  $        327
                                                    ============   ===========

Registered investment
companies:

MFS/F&C International
Growth Fund                 2,564     $15.55       $      42,580  $     39,873
MFS Global Growth
Fund                       13,910      19.41             282,910       269,994
MFS Emerging Growth
Fund                       87,517      44.60           2,974,778     3,903,270
MFS Total Return
Fund                       46,825      14.96             763,688       700,505
MFS Bond Fund              21,291      13.29             288,977       282,965
MFS Fixed Fund          7,401,375       1.00           7,401,375     7,401,375

Massachusetts Investors
Growth Stock Fund         154,862      15.91           2,029,414     2,463,857

Massachusetts Investors
Trust Fund                 43,387      20.25             849,332       878,581
                                                    ____________   ___________
                                                   $  14,633,054  $ 15,940,420
                                                    ============   ===========
Investments at Estimated
Fair Value

Participant notes
receivable                                         $      92,352  $     92,352
                                                    ============   ===========

        Total                                      $  14,725,720  $ 16,033,099
                                                    ============   ===========

                                                          Year Ended
Net (depreciation) appreciation in fair
value of investments:                                 December 31, 1998
Investments at fair value as determined               _________________
by quoted market prices:
        MTI stock fund                                $              13
        Pooled separate accounts                                142,515
        Registered investment companies                       2,818,366
                                                       ________________
                                                              2,960,894
Investments at contract value:
   Guaranteed investment contracts                             (990,903)
                                                       ________________
                                                      $       1,969,991
                                                       ================

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS & RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued


5.      INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan entered into investment contracts with insurance companies (the Companies). The Companies maintained the contributions in a pooled account. The account was credited with actual earnings on the underlying investments (principally bank certificates of deposit) and charged for Plan withdrawals and administration expenses charged by the Companies.

These contracts provided a liquidity guarantee by financially responsible third parties of principal and previously accrued interest for liquidations, transfers, loans, or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the on-going Plan. The average yield on their contracts was 4.03% for the year ended December 31, 1998. These contracts were terminated during 1998.

6.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

7.      INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 7, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.
The Plan was amended and restated in 1998, when the Plan changed record-keepers and trustees.

8.      PLAN AMENDMENT AND RESTATEMENT

Effective July 1, 1998, the Plan changed its record-keeper to MFS Retirement Services, Inc. and its trustee to Reliance Trust Company. In connection with this change, the plan was amended and restated. Significant Plan changes include:

	a.  Vesting over a five year period.

        b. Forfeitures are used first to pay the Plan's administrative expenses and excess may be used to reduce matching contribution.

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS & RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS - Continued


9.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                              December 31, 1999
                                              _________________
Net assets available for benefits
per the financial statements                  $      14,472,762

Amounts allocated to participant
notes receivable                                         33,509
                                               ________________
Net assets available for benefits
per Form 5500                                 $      14,506,271
                                               ================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                              December 31, 1999
                                              _________________
Benefits paid to participants
per the financial statements                  $       5,014,302

Less: Amounts allocated to
participant notes receivable                            (33,509)
                                               ________________
Net assets available for benefits
per Form 5500                                 $       4,980,793
                                               ================

MECHANICAL TECHNOLOGY INCORPORATED
MTI SAVINGS & RETIREMENT PLAN
Line 4i - Schedule of Assets Held for Investment Purposes At End of Year


(a) (b)Identity of issue, (c)Description of investment    (d)Cost *  (e)Current
       borrower, lessor,     including maturity date,                    value
       or similar party      rate of interest, collateral,
                             par, or maturity value

       Mechanical
       Technology
       Incorporated          Common Stock                            $    98,979
       MFS                   F&C International Growth Fund                18,410
       MFS                   Global Growth Fund                          382,889
       MFS                   Emerging Growth Fund                      4,083,557
       MFS                   MA Investors Growth Fund                  2,948,330
       MFS                   MA Investors Trust Fund                     768,980
       MFS                   Total Return Fund                           521,414
       MFS                   Bond Fund                                   157,790
       MFS                   Fixed Fund                                5,461,800
       Participant Notes     8 - 10.5%                                    22,165
                                                                      __________
Total investments                                                    $14,464,314
                                                                      ==========
* Column (d) has been omitted, as the Plan is 100% participant directed.